SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report on Form 6-K:

Exhibit

Description

A

Press release dated June 30, 2004

B

Press release dated August 5, 2004

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EXHIBIT  A

SAPIENS AMERICAS SIGNS $4.5M DEAL WITH LARGE U.S. INSURANCE CARRIER

Modernizing Insurance Company’s Policy Processing Infrastructure

RESEARCH TRIANGLE PARK, N.C. – June 30, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced a new contract with a major regional carrier. The agreement, which is valued at $4.5 million over a period of five years, will deliver expanded agent services, improved risk management and enhanced real-time processing, resulting in cost savings. The solution offered by Sapiens, based on its Policy INSIGHT™ is intended to improve operating efficiencies for employees, agents and customers alike.

The contract includes additional portal development, consulting services and complimentary work for Policy INSIGHT and other legacy policy administration systems.  Sapiens was selected as the vendor because of its insurance domain expertise coupled with its flexible technology. Sapiens’ track record for successful deployment also played a critical role in the vendor selection process.

Using Policy INSIGHT, Sapiens will create a more resilient and scalable solution to improve the carrier’s ability to successfully manage the needs of its managing general agents and customers, while quickly responding to the shifting demands of the insurance marketplace. Running on IBM’s iSeries platform, the solution will more closely align IT and the company’s business processes with industry demands to improve business agility.

Sapiens’ Policy INSIGHT is built on eMerge, a proven business-rules engine that delivers speed of development and scalability. The Policy INSIGHT solution also provides powerful underwriting capability that allows insurers to incorporate the rules for risk management criteria. The organization will be able to capture policy information online and provide real-time services to its customers.  These advantages will result in faster deployment of services, such as policy-quote binding, and reduce response time for agents from two weeks to 30 minutes. Agents will also have quick-quote functionality as well.

Sapiens’ open-standards-based solution is specially tuned to helping businesses upgrade their core applications without embarking on a risky, full-scale platform replacement, which is typically the case in older AS/400 environments. This minimizes turnaround time and increases profitability, helping companies that currently run on older platforms to stay ahead in the highly competitive insurance industry.

“We are proud that market leaders continue to select Sapiens’ solutions for their business needs,” said Steven Bessellieu, president of Sapiens Americas.  “The multi-year contract demonstrates our teams’ ability to match our technology and domain expertise with clients’ needs for an optimal solution. We are also confident that we can deliver the solution in a cost-effective timeframe for a positive impact on the customer's bottom line.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Abbey National, AXA, ING, Liverpool Victoria, Norwich Union, Occidental Fire & Casualty,   OneBeacon, Principal Financial and Prudential among others. For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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FOR ADDITIONAL INFORMATION
Melissa Holton French/West/Vaughan Tel: 919-277-1154 E-mail: mholton@fwv-us.com	Yuval Hadari Chief Financial Officer Sapiens International Tel: +1-877-554-2426, +972-8-938-2721 E-mail: yuval.h@sapiens.com

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EXHIBIT  B

SAPIENS ANNOUNCES Q2 2004 RESULTS

The Company reports reduced net loss for the quarter

Research Triangle Park, N.C. — August 5, 2004 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the second quarter ended June 30, 2004.

Compared to the first quarter of 2004, revenues decreased from $12.6 million to $11.8 million. Gross profit was $5.2 million compared with $5.7 million in the first quarter, and gross profit margin was 44.0% compared with 45.7% in the first quarter. The Company reported an operating loss of $0.3 million in each of the first and second quarters of 2004, and a net loss of $1.1 million in the second quarter of 2004 compared with a loss of $1.3 million in the previous quarter.

Compared to the second quarter of 2003, revenues in the second quarter of 2004 decreased from $13.4 million to $11.8 million. Gross profit was $5.2 million compared with $6.0 in the second quarter of 2003. Gross profit margin was 44.0% compared with 44.7% in the second quarter of 2003. The Company reported an operating loss of $0.3 million compared with a loss of $0.2 million in Q2 2003. Net loss for the quarter was $1.1 million compared with a loss of $0.4 million in the second quarter of 2003.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:

“As expected, the results of the second quarter still reflect the delays Sapiens is experiencing in penetrating the insurance industry. However, despite lower revenues, we have effectively succeeded in reducing our losses as a result of cost cutting measures taken. In addition, our positive operating cash flow further increased to $1.5 million, reflecting our customers’ satisfaction and improved collection. We have signed new orders amounting to approximately $12 million, thus keeping our backlog stable.

“We expect to report further improvements in the third quarter of 2004 and continue to believe that we can return to profitability as soon as the fourth quarter of 2004 as a result of growing revenues and further cost cutting.

“Our pipeline for insurance applications continues to develop in all our territories, in both the life & pension and property & casualty sectors. We believe we are close to signing more new orders in the near future.”

[more]

Q1 04 CONFERENCE CALL:

Sapiens International will hold a Conference Call to discuss the results on Thursday, August 5th, 2004, at 09:00AM (EDT)

To participate, please call:
From the US and Canada: 1-866-860 9642
From the UK: 0-800-917 5108
International callers: + 972-3-9180610
10 minutes prior to start time

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzick.s@sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	6/30/2004	6/30/2003	6/30/2004	6/30/2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Products	$ 6,304	$ 8,321	$ 14,025	$ 14,645
Consulting and other services	5,543	5,060	10,387	10,792
Total revenues	11,847	13,381	24,412	25,437

Cost of revenues
Products	4,283	4,651	8,656	8,502
Consulting and other services	2,346	2,749	4,802	6,299
Total cost of revenues	6,629	7,400	13,458	14,801

Gross Profit	5,218	5,981	10,954	10,636

Expenses
Research and development, net	663	1,020	1,185	2,421
Selling, marketing, general and administrative	4,843	5,160	10,406	10,567

Operating Income/(Loss)	(288)	(199)	(637)	(2,352)

Financial income/(expenses), net	(446)	(140)	(1,096)	(310)
Other income/(expenses), net (a)	(112)	(48)	(457)	288

Net Income/(Loss)	$ (846)	$ (387)	$ (2,190)	$ (2,374)

Settlement of redeemable shares in a subsidiary	$ (299)	-	$ (299)	-

Net income/(loss) to common shareholders	$ (1,145)	$ (387)	$ (2,489)	$ (2,374)

Basic and diluted earnings/(loss) per share (b)	$ (0.10)	$ (0.04)	$ (0.22)	$ (0.22)

Weighted average shares used to compute basic and diluted earnings/(loss) per share (b)
	11,449	10,693	11,098	10,692

Notes a: Includes taxes and minority interest
b: Due to the net loss in 2003 and 2004 the inclusion of dilutive securities would be antidilutive.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2004	12/31/2003
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$ 12,543	$ 31,775
Short-term investments	9,859	1,039
	22,402	32,814
Trade receivables, net	8,522	9,133
Other current assets	6,007	5,647
Total current assets	36,931	47,594

Property and equipment, net	2,703	3,060
Other assets, net	27,820	26,069

Total assets	$ 67,454	$ 76,723

Liabilities and shareholders’ equity

Short-term loans and current maturities of long term debt	$ 19,040	$ 9,579
Trade payables	2,413	2,619
Other liabilities and accrued expenses	8,306	11,054
Deferred revenue	4,297	3,254
Total current liabilities	34,056	26,506

Long-term debt and other liabilities	1,592	8,111
Convertible debentures	18,205	16,672
Redeemable shares in a subsidiary	-	11,505
Shareholders’ equity	13,601	13,929

Total liabilities and shareholders’ equity	$ 67,454	$ 76,723

Note:	Certain prior year’s amounts have been reclassified to conform with current year presentation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 5, 2004

By:

/s/  Norman Kotler

Norman Kotler

General Counsel and

Corporate Secretary

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